Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	CONFIDENTIAL SUBMISSION VIA E-MAIL

September 11, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Ruckus Wireless, Inc.
Confidential Draft Registration Statement on Form S-1
(CIK No. 0001294016)

Dear Mr. Spirgel:

On behalf of our client, Ruckus Wireless, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit Confidential Draft Registration Statement No. 2 (“Draft No. 2”) of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally confidentially submitted to the Securities and Exchange Commission (the “Commission”) on July 27, 2012.

Draft No. 2 is being confidentially submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 23, 2012 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 2.

Staff Comments and Company Responses

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company advises the Staff that neither it nor anyone authorized to act on its behalf has provided any written materials in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is it aware of any research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act. If the

Larry Spirgel September 11, 2012 Page Two

Company provides such written materials or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant materials or reports.

2.	Provide us with copies of any additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Company acknowledges the Staff’s comment and has included in Draft No. 2 the proposed artwork that it intends to print in the preliminary prospectus. We do not anticipate any additional artwork.

3.	We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to a report by Signals Research Group on page 2, the cites to growth expectations from Infonetics Research, Inc. and Gartner, Inc. on page 3, and the reference to the UMTS Forum Report on page 71.

Response: The Company acknowledges the Staff’s comment and will submit, under a separate cover, industry reports from the following research groups, marked with cross-references to the supported statements in Draft No. 2:

•	Signals Research Group

•	Gartner, Inc.

•	Infonetics Research, Inc.

•	In-Stat, The NPD Group

•	UMTS Forum Report by IDATE

All reports are publicly available by subscription payment to the publisher. None of the reports was prepared for the Company in connection with this offering. While the Company has consent to cite the industry reports in the Registration Statement, the publishers have not consented to the posting or distribution of the full reports on any publicly available website. We respectfully request the Commission’s cooperation in not posting these reports on any publicly available Commission website.

Larry Spirgel September 11, 2012 Page Three

Prospectus Summary, page 1

4.	Please revise your first paragraph to indicate by what measurement Ruckus is a “leading” provider of carrier-class Wi-Fi solutions.

Response: The Company acknowledges the Staff’s comment and respectfully submits that determination of “leading” status in this context would typically be on the basis of either revenue or units of product shipped. The Company advises the Staff that the Company is a leading provider of wireless local area network, or WLAN, equipment on the basis of both revenues and units shipped, as reported by Gartner, Inc. (The Company has cross-referenced the supporting data in its supplemental submission provided in response to Staff Comment No. 3.) The Company respectfully submits that in light of its leading status on both bases, it is unlikely that potential investors could be confused or misled by the statement, and referencing specific data in support of this statement in the Registration Statement would not meaningfully enhance disclosure to investors and would be somewhat unusual compared to similarly situated issuers.

Risk Factors, page 11

“The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain qualified members of our board of directors…,”, page 35

5.	Please revise, if possible, to provide an estimate of the costs associated with your becoming public company.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 35 of Draft No. 2 as requested.

Market, Industry and Other Data, page 41

6.	We note your characterization of market data as “generally reliable” and “inherently imprecise.” Please explain.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 of Draft No. 2.

Dilution, page 45

7.	Please revise the dilution table to present historical tangible net book value per share in addition to the pro forma effect of the conversion of preferred stock. See Item 506 of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 45 of Draft No. 2 as requested.

Larry Spirgel September 11, 2012 Page Four

Management’s Discussion and Analysis, page 50

Key Components of Our Results of Operations and Financial Condition, page 52

8.	Refer to the discussion of revenues on page 52. Please expand the description of Product Revenue to explain in further detail the term “ratable product revenue”.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that the amounts related to ratable revenue are immaterial. In response to this comment, the Company has revised the disclosures on page 52 to delete references to ratable revenue.

In support of the Company’s determination of immateriality, the Company supplementally provides the following information:

As a percentage of total revenue, ratable revenue for the years ended December 31, 2010 and 2011 were 5.7% and 2.1%, respectively. For the six months ended June 30, 2012, the percentage of ratable revenue to total revenue was 0.7%. We expect the percentage for 2013 to be 0%. The rate is declining as a result of the Company’s adoption of amended revenue recognition standards in January 2010. The standards, which were amended by FASB in October 2009 and released concurrently with updated guidance, allow for the allocation of revenue using best estimate selling price, or BESP. Applying these standards, the Company no longer amortizes the revenue for hardware and support together over the life of the support it provides, which results in the declining percentages because ratable revenue only applies to past sales.

The following chart provides dollars and percentages for each of the years ended December 31, 2010 and 2011 and by fiscal quarter for 2011 and 2012:

	Ratable Revenue	Total Revenue	Percentage of Ratable Revenue to Total Revenue
Total 2010	$4,320	$75,489	5.7%
Q1 11	$828	$21,342	3.9%
Q2 11	588	26,012	2.3%
Q3 11	529	31,633	1.7%
Q4 11	529	41,036	1.3%

Total 2011	$2,474	$120,023	2.1%
Q1 12	$402	$45,014	0.9%
Q2 12	234	48,891	0.5%

Total 2012	$636	$93,905	0.7%

Larry Spirgel September 11, 2012 Page Five

Against this background, the Company respectfully submits that disclosure of ratable revenue is immaterial to a prospective investor’s understanding of the Company’s results of operations.

Results of Operations, page 54

Comparison of the Three Months Ended March 31, 2011 and 2012, page 54

9.	We note that you have explained the underlying drivers generally for the growth in product and service revenues for the periods compared. Please revise to discuss the underlying reason(s) for the growth in revenues across your geographic regions. We note, in particular, the 252.6% growth in the periods compared in your APAC region. Please similarly revise in your comparison of the Years ended December 31, 2010, and 2011.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 55 and 58 to 59 of Draft No. 2 as requested.

Cost of Revenues and Growth Margin, page 55

10.	Please revise to explain briefly the reason(s) underlying the increase in cost of revenues for the periods being compared. Please similarly revise in your comparison of the Years ended December 31, 2010, and 2011.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 56 and 59 of Draft No. 2 as requested.

Liquidity and Capital Resources, page 61

11.	Please expand the discussion to include whether you believe that your existing cash and cash equivalents would be sufficient to meet your liquidity needs without the proceeds from the offering.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 64 of Draft No. 2 as requested.

Larry Spirgel September 11, 2012 Page Six

Major Customers, page 64

12.	Please revise to disclose your greater than 10% clients. Please refer to Item 101(c)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 67 of Draft No. 2 as requested and removed disclosure that was duplicative of the disclosure already provided on page F-11.

Common Stock Valuations, page 68

13.	Please expand the disclosure beginning on page 68 to describe in more detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:

•	the grant date,

•	the grantee,

•	vesting terms,

•	exercise price,

•	estimated fair value of the option,

•	estimated fair value of the underlying common stock,

•	the total amount of compensation cost, and

•	the amount recognized as expense.

We may have additional comments when you disclose the anticipated offering price.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 72 of Draft No. 2 as requested.

14.	Expand the disclosure of stock-based compensation to include a discussion of the specific methodology you used to estimate the fair value of your common stock during 2011 and the subsequent interim periods in 2012. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 70 to 75 of Draft No. 2 as requested. The Company advises the Staff that the valuation methodology used by the Company does not rely on any forecasts that are prepared specifically for the purposes of the common stock valuation. In addition, the Company uses multiple market based estimates and respectfully submits that it would therefore not be practicable to provide a quantitative sensitivity analysis.

Larry Spirgel September 11, 2012 Page Seven

15.	Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 72 to 73 of Draft No. 2 as requested.

Principal and Selling Stockholders, page 106

16.	Please revise to identify the person(s) having voting and/or dispositive rights over the shares held by Motorola Mobility, Inc.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page 113 of Draft No. 2 as requested.

17.	Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

Response: The Company advises the Staff that the selling stockholders, if any, have not been determined and therefore the requested information is unknown. The Company will provide the requested information to the Staff once known.

Financial Statements

Age of Financial Statements

18.	Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment, has included in Draft No. 2 the Company’s financial statements for the six months ended June 30, 2012 and has made corresponding updates to the financial disclosures throughout Draft No. 2.

Note 12 – Income Taxes, page F-32

19.	We note on page F-33 that you state that you intend “to maintain the valuation allowance until sufficient positive evidence exists to support the reversal of some or all of the allowance”. Please tell us the various factors you consider in evaluating whether your valuation allowance is necessary in light of the historical periods in 2011 and interim 2012 in which you recorded net income. If you are changing the valuation allowance for only the amount of NOL used during the period, please tell us the basis for determining that this change in valuation allowance is appropriate and how you determined that it was more likely than not that your tax benefits will not be realized. See ASC 740-10-30-17 for guidance.

Larry Spirgel September 11, 2012 Page Eight

Response: The Company acknowledges the Staff’s comment, has provided additional disclosure on pages F-33 to F-34 of Draft No. 2 as requested, and respectfully further advises the Staff that the Company evaluated the valuation allowance in accordance with ASC 740. A summary of various factors considered as of December 31, 2011 and as of March 31, 2012 is provided below. The Company released the valuation allowance as of June 30, 2012 based upon the same criteria.

The Company considered the following factors when evaluating the valuation allowance for income tax assets as of year-end and quarterly periods:

•	cumulative losses in recent years (a three-year period through 3/31/2012);

•	the history of operating losses in recent years;

•	predictability of operating results;

•	profitability for a sustained period of time; and

•	level of profitability on a quarterly basis.

As of March 31, 2012, the Company had a cumulative pre-tax loss of $3.5 million for the twelve quarters then ended. As of June 30, 2012, the Company had a cumulative net taxable income of $1.2 million for a three-year period then ended and had achieved what it views as a sustained level of profitability for the most recent four quarters as well as a sustained level of profitability ($1.9 million to $4.0 million each quarter for the most recent four quarters). The Company evaluated the above performance and determined that the positive evidence of future profitability outweighed the negative evidence and released the valuation allowance as of June 30, 2012 for the tax assets that will be utilized in future years. The Company considered guidance in ASC 740-10-30-21 to 23 related to positive and negative evidence and evaluating the realizability of the asset and ASC 740-270-25-4 related to releasing a tax valuation allowance during an interim period.

Unaudited Pro Forma Condensed Combined Financial Information, page F-49

20.	Please expand the explanation of the acquisition of Intellinet in the second paragraph of Note 1 on page F-51 to explain the basis for concluding that the Intellinet acquisition was the acquisition of a business using the criteria in ASC 805-10-55-4. Please expand the disclosure in Note 3 on page F-18 accordingly.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on pages F-18 and F-52 of Draft No. 2 as requested.

21.	Please expand the disclosure in Note 2(b) to include sufficient detail for the reader to compute the amount of the amortization for the period presented.

Response: The Company acknowledges the Staff’s comment and has provided additional disclosure on page F-52 of Draft No. 2 as requested.

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Larry Spirgel September 11, 2012 Page Nine

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Draft No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Draft No. 2 or this response letter to me at (650) 843-5636 or Eric C. Jensen at (650) 843-5049.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Selina Y. Lo, Ruckus Wireless, Inc.
Scott Maples, Ruckus Wireless, Inc.
Seamus Hennessy, Ruckus Wireless, Inc.
Eric C. Jensen, Cooley LLP
Christopher L. Kaufman, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP